

Mail Stop 3030

June 29, 2016

Via E-mail
Gene S. Cartwright, Ph.D.
President and Chief Executive Officer
Guided Therapeutics, Inc.
5835 Peachtree Corners East, Suite D
Norcross, GA 30092

> **Re: Guided Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 15, 2016**
> **File No. 000-22179**

Dear Dr. Cartwright:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal No. 2, page 6

1.   Given the potential range of split size and the period over which the split could occur, please provide us your analysis of how your proxy statement provides investors sufficient information to make a voting decision. Cite in your response all authority on which you rely.

2.   Please clarify the purpose for seeking three years to complete the split. Address in your disclosure what variables you will be monitoring throughout that period to determine when to conduct the split and the magnitude of the split. From your revised disclosure, it should be clear what conditions do not exist now, but might exist at some time during the next three years, that might cause you to conduct the split and enable you to determine the magnitude of the split.

3.   It appears from your definitive proxy statement filed October 14, 2015 that your affiliates beneficially owned approximately 12% of your common stock before your February 2016 split and, according to page 3 of this preliminary proxy statement, affiliates currently own in excess of 75% of your common stock. Please tell us how the February split affected your affiliates' beneficial ownership relative to the effect of the split on the ownership of non-affiliates. Also tell us where you have disclosed any relevant securities issuances to affiliates per Item 3.02 of Form 8-K. Include in your response a table that begins with the beneficial ownership in your October 14, 2015 proxy statement and clearly identifies the date, nature and magnitude of each beneficial ownership change that resulted in the beneficial ownership that you disclose in the first two rows of the table on page 3 of this preliminary proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Heith D. Rodman
        Jones Day